RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES PLANS PUBLIC OFFERING OF ITS ADRS AND ORDINARY SHARES

London, 4 August 2005 – Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) ("Randgold Resources") today announced that it intends to file a registration statement with the U.S. Securities and Exchange Commission for a proposed capital raising by way of a public offering of its American Depositary Receipts ("ADRs") and ordinary shares (the "Proposed Offering"). The timing and terms of the Proposed Offering are dependent on market conditions and the submission of regulatory filings.

The number of ADRs and ordinary shares and the aggregate value of ADRs and ordinary shares to be sold in the Proposed Offering will be determined in the future by Randgold Resources and its underwriters. Randgold Resources plans to use the net proceeds from the Proposed Offering for the development of the underground project at Loulo, the Tongon feasibility study and other organic and corporate pportunities.

This press release does not constitute an offer to sell, nor a solicitation of any offer to buy, any ordinary shares or ADRs of Randgold Resources in any jurisdiction where the offer or sale is not permitted. The ordinary shares and ADRs may not be sold, and offers to buy may not be accepted, before a registration statement is declared effective by the U.S. Securities and Exchange Commission. This press release is being issued pursuant to and in accordance with Rule 135 under the U.S. Securities Act of 1933, as amended.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive – Dr Mark Bristow +44 779 775 2288
Financial Director – Roger Williams +44 791 709 8939
Investor & Media Relations – Kathy du Plessis +27 11 728 4701
Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release.